WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S   R E L E A S E

October 15, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 25,969,859

SUBSTANTIAL REVENUE INCREASE

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Substantial Revenue increase from California Operations

On October 4, 2007, the California Public Utilities Commission (“CPUC”) signed a unanimous resolution authorizing the 2007 pricing structure for renewable energy projects in California. The pricing structure is called the “market price referent” (the “MPR”).

The 2007 MPR for projects coming online or existing projects having their contracts renewed in 2008 will be $95.72 per MW/hr or $98.40 in 2010. This will escalate to $101.39 in 2012. All of these pricing structures are based on 20-year contracts. In addition to the MPR, new projects will receive $20 per MW/hr plus an inflation escalator in the form of a production tax credit.

This new pricing structure is a revenue increase of over 30% from Western Wind Energy’s current average pricing model received from our producing assets in California. With our existing production, this new MPR will amount to a minimum increase of over $2 million per year.

Jeff Ciachurski, the CEO of Western Wind Energy states, “We are exceptionally pleased with the exemplary vision of the CPUC in mandating realistic and representative energy rates for California renewable energy generating facilities. The CPUC values the societal benefits renewable energy brings to California’s citizens by offsetting greenhouse gas emissions, nitrous oxides and significant water conservation that is achieved by displacing fossil generation with renewable energy sources such as wind energy. Western Wind Energy Corporation’s annualized energy production of 70 billion watt hours prevents the emissions of over 80,000 tons per year of carbon dioxide and conserves another 75,000 tons of annual water consumption. The new pricing formula coupled with the Mesa Generating Facility’s 22-mile per hour average annual wind speed validates California as being the premium location in the world for owning and operating utility scale wind parks. No other jurisdiction in the world can match the performance of our California wind energy assets.”

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.